

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 1, 2016

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street
Airport City 7010000, Israel

Re: SodaStream International Ltd.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 18, 2016
File No. 001-34929

Dear Mr. Birnbaum:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Daniel Erdreich, CFO